December 5, 2006

Mr. Larry Spirgel

Assistant Director

Mail Stop 3720

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KT Corporation (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2005

File No. 1-14926

Dear Mr. Spirgel:

The Company is writing in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 20, 2006 setting out comments with respect to its above-referenced annual report on Form 20-F for the fiscal year ended December 31, 2005. The Staff’s comments are set forth below in italics for ease of reference.

Comments

General

1. We note the description of your software co-development activities with Samcholli General Corporation and the statement that you received a BIS license for your Gaesong activities. Please expand your qualitative materiality analysis to address whether you sought and received a BIS license for the software co-development activities with Samcholli. Similarly, expand your qualitative materiality analysis to address to the best of your knowledge and belief (1) whether the software activities involve technologies that could be used for military purposes, and (2) the extent to which the government of North Korea, or entities controlled by it, receive funds associated with these operations, including the Won 670 million you identify, and may use such funds in furtherance of weapons programs. Please also provide us with an analysis of the applicability and potential impact on your North Korea-related operations of the sanctions set forth in United Nations Security Council Resolution 1718, adopted by the Security Council on October 14, 2006.

Mr. Larry Spirgel

Securities and Exchange Commission, P. 2

Responses to Comments

Whether the Company sought and received a BIS license for the software co-development activities with Samcholli General Corporation (“Samcholli”)

Under the software outsourcing contract between the Company and Samcholli, the Company does not engage in co-development of computer programs by providing Samcholli with access to the Company’s products, hardware or technology. Instead, the arrangement consists of the Company delivering to Samcholli a description of software programs that it wants Samcholli to develop. Once Samcholli receives the scope of work, it independently designs, produces and delivers software programs utilizing its own facilities, equipment and technologies. Accordingly, not only do no items of U.S. origin or with U.S. connection flow into the Democratic People’s Republic of Korea (“North Korea”), no items at all flow into North Korea in connection with these arrangements. The Company has therefore concluded that it is not required to obtain a license from the Bureau of Industry and Security of U.S. Department of Commerce in this connection.

Whether the software activities involve technologies that could be used for military purposes

As indicated above, the Company does not provide Samcholli with any technology. Instead, Samcholli relies solely on its existing technologies to independently produce computer programs for the Company. The programs produced under the software outsourcing contract are intended to be used to enhance the audio quality of computers, to provide advanced mobile connection features, and to allow enhanced transmission of voice, data and video using high-speed broadband network. To the best of the Company’s knowledge and belief, the Company is not aware of circumstances in which the technologies possessed by Samcholli are being used for military purposes in North Korea.

The extent to which the government of North Korea, or entities controlled by it, receive funds associated with these operations, including the Won 670 million you identify, and may use such funds in furtherance of weapons programs

During the contract price negotiation, Samcholli informed the Company that approximately 90% of the fees that it expects to receive from the Company for its services would be allocated to cover its labor costs and the remainder would be used to pay travel and communication expenses. Based on this representation from Samcholli, the Company does not believe that the Euro 583,000 it expects to pay to Samcholli upon completion of the software outsourcing projects would be available to the Government of North Korea for any purpose other than to cover such costs.

Mr. Larry Spirgel

Securities and Exchange Commission, P. 3

The applicability and potential impact on your North Korea-related operations of the sanctions set forth in United Nations Security Council Resolution 1718, adopted by the Security Council on October 14, 2006

The Company considered the applicability and potential impact of the sanctions set forth in the United Nations Security Council Resolution 1718 on its software outsourcing contract with Samcholli as well as its activities in the Gaesong Industrial Complex and concluded that none of the Company’s current activities in North Korea violate such sanctions. The Company, however, is closely monitoring the discussions at the United Nations and diplomatic exchanges at the six-party talks to prepare for a situation where it may need to restrict or terminate its activities in North Korea if new sanctions are implemented. In addition, the Company acknowledges that it would immediately terminate its activities in North Korea if the South Korean Government were to change its policy and withdraw its support of economic cooperation with North Korea.

Conclusion

On the basis of the qualitative factors summarized above, the Company does not believe that outsourcing of the Company’s software development projects to Samcholli is material to the Company’s overall business. The Company does not have any reason to believe that its existing shareholders or potential new investors, taken as a whole, consider or would consider its engagement of Samcholli for purely commercial purposes, as a factor that materially adversely affects its reputation or share value, or has the potential to materially adversely affect its results of operations or financial condition.

Notwithstanding that North Korea has been identified as a state sponsor of terrorism by the U.S. Department of State and is subject to sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, the Company does not believe that its business activities and interests in and dealings with North Korea are material to its overall business, nor does it believe they constitute a material investment risk for its security holders, taking qualitative factors into account.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel

Securities and Exchange Commission, P. 4

The Company sincerely hopes that its responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact Jinduk Han at Cleary Gottlieb Steen & Hamilton LLP at 011-852-2532-3723 or by fax at 011-852-2160-1023.

Sincerely,

KT CORPORATION

/s/ Haing Min Kwon
Haing Min Kwon
Chief Financial Officer

cc:	James Lopez
Special Counsel
Office of Global Security Risk

Jinduk Han
Partner
Cleary Gottlieb Steen & Hamilton LLP